BIOTE CORP.

1875 W. Walnut Hill Ln #100

Irving, TX 75038

June 6, 2023	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina Chalk and Blake Grady

RE:	biote Corp.

Registration Statement on Form S-4 (File No. 333-271782)

Acceleration Request

Requested Date:      June 7, 2023

Requested Time:     5:00 P.M. Eastern Time

Dear Ms. Chalk and Mr. Grady,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, biote Corp. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) and declare the Registration Statement effective on June 7, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Ryan Sansom and Peter Byrne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Peter Byrne, counsel to the Registrant, at (212) 479-6778.

Very truly yours,

biote Corp.

/S/ Samar Kamdar
Samar Kamdar
Chief Financial Officer

cc:	Ryan Sansom, Cooley LLP

Peter Byrne, Cooley LLP